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                             April 19, 2022

       Andrew Freedman
       Olshan From Wolosky LLP
       1325 Avenue of the Americas
       New York, NY
       10019

                                                        Re: Turtle Beach Corp
                                                            Preliminary Proxy
Statement filed April 14, 2022
                                                            Filed by The
Donerail Group LP, et al.
                                                            File No. 001-35465

       Dear Mr. Freedman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement

       Cover Page

   1. We note your statement that securityholders can only participate in the meeting if they have a white proxy card
with a control number. Please revise your disclosure to state that a control number may
also be found on the company's proxy card. Additionally, revise your disclosure to
state that securityholders must pre-register to attend the meeting.
       Background of the Solicitation, page 6

   2. Please revise this section to describe all communications with the company, including any discussion of
settlement terms.
   3.                                                   Revise the June 21,
2021 entry to explain your reference to Mr. Stark   s    personal
                                                        motivation.
 Andrew Freedman
FirstName   LastNameAndrew
1325 Avenue   of the Americas Freedman
Comapany
April       Name1325 Avenue of the Americas
       19, 2022
April 219, 2022 Page 2
Page
FirstName LastName
Reasons for the Solicitation, page 9

4. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for your assertions that the company has experienced "dismal operating results, poor capital allocation." Proposal No. 1. Election of Directors, page 15

5. Refer to the penultimate paragraph on page 20. Please tell us, with a view toward revised disclosure, whether the company's incorporation in Nevada is relevant in analyzing the board's obligations in approving your slate of nominees. Also, if the applicable law is
         Delaware law, revise your disclosure to clarify whether the board would violate its fiduciary duties in the event it does not approve your slate of nominees in all circumstances.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Mergers & Acquisitions